EXEMPTION NUMBER
82-4485

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4
(416) 250-6699
FAX(416) 250-7726

04036620

SUPPL

DELIVERED BY FAX 1-202-942-9624

August 27, 2004

Mr. Elliott Staffin Esq.
Office of International Corporate Finance
Mail Stop 3-2
U.S. Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Re: Rule 12g3-2(b)
ISSUER: CHAMPION NATURAL HEALTH.COM INC. ("CHAMPION")
EXEMPTION NO. 82-4485

Champion Natural Health.com Inc. ("Champion")
Filing of attached: Notice of Meeting 2004
President's letter
Information Circular
Proxy 2004
Supplemental mail list
Confirmation of Mailing 2004

PROCESSED
SEP 01 2004
THOMSON FINANCIAL

Dear Sir:

Please find enclosed a copy of Champion's August 20, 2004 Notice of Meeting, President's Letter, Information Circular, Proxy 2004, Supplemental mail list all of which were mailed to shareholders on August 24, 2004. Also please find enclosed a copy of Confirmation of Mailing dated August 24, 2004 from Equity Transfer Services Inc., Champion's transfer agent. Please note that the Confirmation of Mailing in point number 2 mentions Audited Financial Statements for the year ended March 31, 2004 and Unaudited Interim Financial Statements for the three months ended June 30, 2004; these two documents were faxed to you on August 5, 2004 and August 13, 2004 respectively and have not been repeated in this fax on this date.

These documents are being filed with the SEC to maintain Champion's status as an exempt company on your 12g3-2(b) exempt company list.

Please call if you have any questions.

Yours truly
Champion Natural Health.com Inc.

Larry Melnick
President

9/1

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4

EXEMPTION NUMBER
82-4485

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual and special meeting of shareholders of **CHAMPION NATURAL HEALTH.COM INC.** (the "Company") will be held at 1 First Canadian Place, Suite 810, Toronto, Ontario, on Tuesday, the 28th day of September, 2004, at the hour of 2:00 o'clock in the afternoon (Toronto time) for the purpose of:

(a) receiving the Company's 2004 Annual Report containing the financial statements for the year ended March 31, 2004, and the report of the auditor thereon;

(b) electing directors;

(c) appointing auditors and authorizing the directors to fix his remuneration;

(d) considering and, if deemed advisable, passing, with or without variation, a resolution authorizing the Company to enter into private placement agreements with arm's length subscribers or arm's length creditors during the ensuing twelve month period; and

(e) transacting such further and other business as may properly come before the meeting or any adjournment thereof.

A shareholder wishing to be represented by proxy at the meeting or any adjournment thereof must deposit his or her duly executed form of proxy with the Company's transfer agent and registrar Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3 not later than 2:00 p.m. (Toronto time) on Friday, September 24, 2004 or, if the meeting is adjourned, not later than 48 hours, excluding Saturdays and holidays, preceding the time of such adjourned meeting.

Shareholders who are unable to attend the meeting in person, are requested to date, complete, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the meeting.

DATED this 20th day of August, 2004.

BY ORDER OF THE BOARD

(Signed)
Larry Melnick, President

EXEMPTION NUMBER
82-4425

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4
Telephone: (416) 250-6699
Facsimile: (416) 250-7726

August 20, 2004

Dear Shareholder:

We are pleased to enclose the Corporation's audited financial statements for the year ended March 31, 2004 and the unaudited financial statements for the first quarter ended June 30, 2004, along with the Proxy materials for the upcoming Annual and Special Meeting of Shareholders to be held on September 28, 2004.

Effective July 25, 2003, the Corporation's subordinate voting shares ("shares") were available for quotation on the Canadian Trading and Quotation System Inc. ("CNQ"). The shares trade on the CNQ in US funds with the ticker symbol CHPG.U.

On August 14, 2003, the Corporation acquired all of the issued and outstanding shares of Wellbeing Inc. in an arm's length transaction for US$257,100. The purchase price of US$257,100 was satisfied by CDN$10,000 cash and 500,000 units of the Corporation, each unit comprised of one subordinate voting share in the capital of the Corporation and one subordinate voting share purchase warrant, each warrant entitling the vendor to purchase a subordinate voting share of the Corporation for an exercise price of US$0.60 for a period of two years following the closing. Wellbeing Inc. is a start up company engaged in the self referral preventative health care business utilizing total body MRI scanning through consumer retail clinics.

Effective November 18, 2003, due to unfavourable market conditions the Company and the original owner of Wellbeing negotiated a cancellation of the August 14, 2003 acquisition of Wellbeing by the Company and the resulting cancellation related to the 500,000 units of the Company issued to acquire Wellbeing. The company's expenditures to date of CDN$10,000 have been written off.

Effective March 2, 2004, the Company's property and equipment were sold to the president of the Company for gross proceeds of $190,000 (net $186,511). The related party transaction was approved by the Board of Directors. $187,478 was charged to the president's loan account to satisfy the balance due on closing.

On February 27, 2004, the Company issued a press release stating it has entered into an agreement to acquire all of the issued and outstanding shares of Home Farms Technologies Asia

EXEMPTION NUMBER
82-4485

Sdn. Bhd. ("Home Farms") in an arm's length transaction for U.S.$250,000. The purchase price of U.S.$250,000 is to be satisfied by issuing 500,000 units of the Company, each unit comprised of one subordinate voting share in the capital of the Company and one subordinate voting share purchase warrant, each warrant entitling the vendors to purchase a subordinate voting share of the Company for an exercise price of U.S.$0.60 for a period of two years following the closing. Home Farms is a start-up company engaged in animal waste management with energy conservation as a by product utilizing a solid separator machine in this process. As of August 20, 2004, the transaction has not closed. A press release will be issued when the transaction closes.

Management will continue to look for promising acquisitions and is actively seeking to raise additional funds in order to finance and develop these and other acquisitions.

On Behalf of the Board of Directors

(Signed)

Larry Melnick
President

Exemption Number
82-4435

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4

INFORMATION CIRCULAR
AS AT AUGUST 20, 2004

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF CHAMPION NATURAL HEALTH.COM INC. (the "Company") of proxies to be used at the Annual and Special Meeting of Shareholders of the Company (the "meeting") to be held at 1 First Canadian Place, Suite 810, Toronto, Ontario on Tuesday, September 28, 2004 at 2:00 o'clock in the afternoon (Toronto time) and at any adjournment thereof for the purposes set forth in the enclosed Notice of Meeting. Proxies will be solicited primarily by mail and may also be solicited personally or by telephone by the directors and/or officers of the Company at nominal cost. The cost of solicitation by management will be borne by the Company.

The Company may pay the reasonable costs incurred by persons who are the registered but not beneficial owners of voting shares of the Company (such as brokers, dealers, other registrants under applicable securities laws, nominees and/or custodians) in sending or delivering copies of this circular, the notice of meeting and form of proxy to the beneficial owners of such shares. The Company will provide, without cost to such persons, upon request to the Secretary of the Company, additional copies of the foregoing documents required for this purpose.

ADVICE TO BENEFICIAL HOLDERS OF SHARES

The information set forth in this section is of significant importance to many shareholders who do not hold their subordinate voting shares of the Company in their own name. Only proxies deposited by shareholders whose names appear on the records of the Company or as the registered holders of such shares can be recognized and acted upon at the Meeting. If shares are listed in your account statement provided by your broker, then in almost all cases those shares will not be registered in your name on the records of the Company. Such shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms. Shares held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your Shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on your behalf. The majority of brokers now delegate responsibility for

EXEMPTION NUMBER
82-4485

obtaining instructions from clients to ADP Investor Communications. ADP Investor Communications mails a scannable voting instruction form in lieu of the form of proxy. You are asked to complete and return the voting instruction form to them by mail or facsimile. Alternatively, you can call their toll-free telephone number to vote your shares. They then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the meeting. If you receive a voting instruction form from ADP Investor Communications it cannot be used as a proxy to vote shares directly at the meeting as the proxy must be returned by ADP Investor Communications well in advance of the meeting in order to have shares voted.

ELECTION OF DIRECTORS

The board of directors consists of three (3) directors to be elected annually. The following table and the notes thereto state the names of all the persons proposed to be nominated by management for election as directors, all other positions and offices with the Company now held by them, their principal occupations or employments, the period or periods of service as directors of the Company and the approximate number of voting securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date hereof.

Name and Municipality of Residence	Principal Occupation	Director Since	Position with the Company	Number of Voting Securities Beneficially Owned(1)
Larry Melnick(2) Toronto, Ontario	Self employed consultant.	Feb. 22, 1988	President, Secretary-Treasurer and Director.	401,500 subordinate voting 217,758 multiple voting
Sophie Melnick(2) Toronto, Ontario	Retired	Sept. 28, 1993	Director	1,000 subordinate voting
Michael Carsell(2) Toronto, Ontario	Construction Worker	July 20, 1992	Director	400 subordinate voting

Notes:

(1) The information as to voting securities beneficially owned, controlled or directed, not being within the knowledge of the Company, has been furnished by the respective nominees individually.

(2) Member of the audit committee.

The term of office of each director will be from the date of the meeting at which he is elected until the next annual meeting, or until his successor is elected or appointed.

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR THE ELECTION OF THE ABOVE-NAMED NOMINEES, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. Management has no reason to believe that any of the nominees will be unable to serve as a director but, **IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE REMAINING NOMINEES AND MAY BE VOTED FOR A SUBSTITUTE NOMINEE UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE**

TO BE WITHHELD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS.

EXECUTIVE COMPENSATION

Compensation Summary

The table below sets forth information concerning the compensation of the Company's President and Secretary-Treasurer (the "Named Executive Officer") for the Company's fiscal years ended March 31, 2004, 2003 and 2002.

	ANNUAL COMPENSATION				LONG-TERM COMPENSATION			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs(1) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(2) Payouts ($)	All Other Compen-sation ($)
Larry Melnick	2004	$36,000	$30,000	Nil	425,000(3)	Nil	Nil	Nil
President	2003	$33,000	Nil	Nil	425,000(3)	Nil	Nil	Nil
Secretary-Treasurer	2002	$24,000	Nil	Nil	425,000(3)	Nil	Nil	Nil

Notes:

(1) Stock appreciation rights.

(2) Long term incentive plans.

(3) Options to acquire subordinate voting shares

Long Term Incentive Plan Awards

The Company has no long term incentive plan.

Stock Option Plan

On August 29, 1994, the shareholders of the Company approved the establishment of a stock option plan (the "Plan") relating to the subordinate voting shares of the Company. On September 24, 1998 shareholders of the Company approved an increase in the number of subordinate voting shares of the Company to be granted under the Plan. On September 28, 2001 shareholders of the Company increased the number of subordinate voting shares issuable upon the exercise of incentive stock options by 1,300,000 to a total of 1,500,000 subordinate voting shares. Eligibility for participation in the Plan is restricted to directors, officers, employees and consultants of the Company and its affiliates. The number of shares subject to options granted under the Plan (and under all other management options and employee stock purchase plans) is limited to 1,500,000 subordinate voting shares in the aggregate and with respect to any one optionee 5% of the number of issued and outstanding subordinate voting shares of the Company at the date of the grant of the option. The exercise price of any option granted under the Plan may not be less than the fair market value (i.e., the prevailing market price) of the subordinate voting shares at the time the option is granted. Options issued under the Plan may be exercised during a period determined

EXEMPTION NUMBER 82-4435

by the board of directors which cannot exceed ten years and are subject to earlier termination upon the termination of the optionee's employment, upon the optionee ceasing to be a director and/or officer of the Company, or upon the retirement, permanent disability or death of an optionee. The options are non-transferable.

Stock Option Grants

No options to purchase or acquire securities of the Company were granted during the financial year ended March 31, 2004 to the Company's Named Executive Officer.

Stock Options Exercised and Held

The following information concerns each exercise of options during the most recently completed financial year ended March 31, 2004 by the Company's Named Executive Officer and the financial year-end value of unexercised options held, on an aggregated basis.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Larry Melnick	Nil	$Nil	425,000[(1)]/Nil	$Nil [(2)]/$Nil

Notes:

(1) *Options to purchase 425,000 subordinate voting shares at a price of $0.40 per share exercisable on or before September 28, 2006.*

(2) *As at March 31, 2004 the subordinate voting shares were listed and posted for trading on the Canadian Trading and Quotation System Inc. and last traded at US$0.55. On August 20, 2004, the subordinate voting shares last traded at US$0.37.*

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information in respect of the Company's equity compensation plans under which equity securities of the Company are authorized for issuance, aggregated in accordance with all equity plans previously approved by the Company's shareholders and all equity plans not approved by the Company's shareholders.

EXEMPTION NUMBER 82-4485

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (#)
Equity compensation plans approved by securityholders	1,500,000	CDN$0.40	1,055,000
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	**1,500,000**	**CDN$0.40**	**1,055,000**

Employment and Management Agreements

The Company entered into an employment agreement made as of May 30, 1988, as amended, with Mr. Larry Melnick, 7 Bishop Avenue, Suite 404, Toronto, Ontario pursuant to which the Company employs Mr. Melnick as President of the Company at a salary of $800 per month ($2,000 per month prior to January 1, 1991). The original term of the agreement was for one year commencing June 1, 1988, automatically renewable up to five years and subject to termination upon 60 days notice. On August 20, 1993 the board of directors further amended the employment agreement to provide that the term of employment could be automatically renewed on a yearly basis for a further term of up to five years. On August 11, 1998 the board of directors further amended the employment agreement to provide that the term of employment could be automatically renewed on a yearly basis for a further term of up to five years. In July of 2002 the board of directors amended the employment agreement to increase the salary payable to $1,200 per month. On August 19, 2003, the board of directors of the Company renewed the agreement for a further five year term. Pursuant to the employment agreement, during the fiscal year ended March 31, 2004 the Company became obligated to pay to Mr. Melnick $14,400, which was paid.

On August 20, 1993, the Company entered into a management agreement with Mr. Melnick, to have effect from June 1, 1993, whereunder Mr. Melnick agreed to provide managerial and consulting services to the Company and hold the office of President of the Company. In consideration of such services, the Company agreed to pay to Mr. Melnick the sum of $1,200 per month. The term of such agreement was for five years commencing June 1, 1993, and was automatically renewable thereafter from year to year and may be earlier terminated by either party on ninety days written notice. On August 11, 1998 the board of directors amended the management agreement to provide that the term of employment could be automatically renewed on a yearly basis for a further term of up to five years. In July of 2002 the board of directors amended the management agreement to increase the salary payable to $1,800. On August 19, 2003, the board of directors of the Company renewed the agreement for a further five year term. Upon termination prior to May 30, 2008 (including deemed termination in the event two or more persons who are not nominees of management of the Company are elected to the board of directors) Mr. Melnick shall be paid a lump sum severance payment equal to the balance of the payments to be paid in respect of the unexpired original term thereof. During the fiscal year of the Company ended March 31, 2004, the Company became obligated to pay to Mr. Melnick the sum of $21,600 pursuant to such management agreement, which was paid.

EXEMPTION NUMBER
82-4495

Compensation of Directors

The Company has no standard arrangement pursuant to which directors are compensated. Generally, directors do not receive fees for attending meetings of the board of directors, committees of the board of directors or members. Directors participate in the Company's Stock Option Plan. During the financial year ended March 31, 2004, no options to acquire subordinate voting shares were granted to directors (including the chief executive officer). During this fiscal year no options to purchase subordinate voting shares were exercised by directors (including the chief executive officer). Details of option grants to and exercises by directors are set out in the tables above.

APPOINTMENT OF AUDITORS

PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF THE APPOINTMENT OF KRAFT, BERGER, GRILL, SCHWARTZ, COHEN AND MARCH LLP, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE COMPANY TO HOLD OFFICE UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION, UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER SHARES ARE TO BE WITHHELD FROM VOTING IN RESPECT THEREOF. Kraft, Berger, Grill, Schwartz, Cohen and March LLP were first appointed auditors of the Company on August 1, 2001.

REPORT OF DIRECTORS AND AUDITED FINANCIAL STATEMENTS

The 2004 Annual Report, including the financial statements for the fiscal year ended March 31, 2004 and the report of the auditors thereon are annexed to the Information Circular and will be submitted to the meeting of shareholders. Receipt at such meeting of the auditors' report and the Company's financial statements for its last completed fiscal period will not constitute approval or disapproval of any matters referred to therein.

SPECIAL BUSINESS

Arms' Length Private Placements and Debt Settlements

A quickly accessible and cost effective source of capital presently available to the Company is equity financing. In order for the Company to raise funds to carry on its ongoing business activities and to make acquisitions, the Company may arrange private placement subscriptions for shares. The Company may also issue shares to arm's length creditors of the Company by way of private placements in satisfaction of indebtedness.

Shareholders are being asked to pass a resolution authorizing the Company to enter into private placement agreements with arm's length subscribers or debt settlement agreements with arm's length creditors during the ensuing twelve month period providing for the issuance of up to 100% of the number of subordinate voting shares outstanding as at the date of the meeting (namely 8,658,303 subordinate voting shares). It is not the current intention of management to issue the entire number of shares authorized pursuant to the proposed resolution.

EXEMPTION NUMBER
82-4485

However, certain rules and policies of the Ontario Securities Commission and the rules and regulations of most Canadian stock exchanges ("Securities Legislation") require the approval of shareholders for a private placement (including debt settlements by way of a private placement) if, among other things, the number of shares of the class proposed to be issued is equal to or greater than 25% of the number of the issuer shares of that class outstanding before giving effect to the issuance of the shares which are subject of the private placement (and for purposes of such calculation, any warrant forming part of the private placement are usually deemed to have been exercised).

Management considers that it is in the best interests of the Company to obtain a blanket authorization from the shareholders for additional private placements and debt settlements to be entered into during the next twelve months. Blanket approval will obviate the necessity of obtaining shareholder approval for each specific private placement or debt settlement thereby reducing the time required to obtain regulatory approval therefor and decreasing the Company's administrative costs relating to such private placements or debt settlements.

The private placements will only be negotiated if management believes the subscription price is reasonable in the circumstances and if the funds are required by the Company to continue or expand its activities. Similarly, the Company will only agree to issue shares to settle debt owed by the Company to arm's length creditors if management believes the settlement terms are reasonable in the circumstances. No change in the control of the Company will result from the private placements or debt settlements. All private placements and debt settlements authorized hereunder will be made with, respectively, arm's length placees and arm's length creditors and the subscription prices will comply with applicable Securities Legislation.

In the event that shareholders do not pass the resolution authorizing the Company to issue up to 100% of the number of subordinate voting shares outstanding as at the date of the meeting (namely 8,658,303 subordinate voting shares) by way of private placements with arm's length subscribers or in settlement of debt with arm's length creditors, the Company may be required to seek shareholder approval for private placements or debt settlements negotiated hereafter.

In order to approve the above resolution, a majority of the votes cast at the meeting must be voted in favour thereof. **PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED IN FAVOUR OF AUTHORIZING PRIVATE PLACEMENTS UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT THE SHARES ARE TO BE VOTED AGAINST THE RESOLUTION.**

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an officer of the Company at any time since the beginning of its last completed financial year or any associate of any such director or officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, except as disclosed in this Information Circular.

EXEMPTION NUMBER 82-4485

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

The management knows of no matters to come before the meeting of shareholders other than as set forth in the notice of meeting. **HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.**

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy represent management of the Company. **A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON, WHO NEED NOT BE A SHAREHOLDER OF THE COMPANY, TO REPRESENT HIM AT THE MEETING MAY DO SO** by filling in the name of such person in the blank space provided in the proxy or by completing another proper form of proxy. A shareholder wishing to be represented by proxy at the meeting or any adjournment thereof must, in all cases, deposit the completed proxy with the Company's transfer agent and registrar Equity Transfer Services Inc., Suite 420, 120 Adelaide Street West, Toronto, Ontario, M5H 4C3, not later than 2:00 p.m. (Toronto time) on September 24, 2004, or if the meeting is adjourned, not later than 48 hours, excluding Saturdays and holidays, proceeding the time of such adjourned meeting. A proxy should be executed by the shareholder or his attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized.

In addition to any other manner permitted by law, a proxy may be revoked before it is exercised by instrument in writing executed in the same manner as a proxy and deposited at the registered office of the Company at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used or with the Chairman of the meeting on the day of such meeting or any adjournment thereof and thereupon the proxy is revoked.

A shareholder attending the meeting has the right to vote in person and, if he does so, his proxy is nullified with respect to the matters such person votes upon and any subsequent matters thereafter to be voted upon at the meeting or any adjournment thereof.

EXERCISE OF DISCRETION BY PROXIES

The shares represented by proxies in favour of management nominees will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and, if a shareholder specifies a choice with respect to any matter to be acted upon at the meeting, the shares represented by the proxy shall be voting accordingly. **WHERE NO CHOICE IS SPECIFIED, THE PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED FOR THE ELECTION OF DIRECTORS, FOR THE APPOINTMENT OF AUDITORS AND THE AUTHORIZATION OF THE DIRECTORS TO FIX THEIR REMUNERATION AND FOR EACH ITEM OF SPECIAL BUSINESS, AS STATED ELSEWHERE IN THIS CIRCULAR. THE ENCLOSED FORM OF PROXY ALSO CONFERS**

EXEMPTION NUMBER 82-4485

DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN TO VOTE WITH RESPECT TO ANY AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING IN SUCH MANNER AS SUCH NOMINEE IN HIS JUDGMENT MAY DETERMINE. At the time of printing this circular, the management of the Company knows of no such amendments, variations or other matters to come before the meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

At the date hereof, the Company has outstanding 217,758 multiple voting shares, each of which carries one hundred votes per share and 8,658,303 subordinate voting shares, each of which carries one vote per share. To the knowledge of the directors and officers of the Company, the only persons or corporations beneficially owning, directly or indirectly, or exercising control or direction over securities carrying in excess of 10% of the voting rights attached to any class of outstanding voting securities of the Company are:

Name of Shareholder	Approximate No. of Securities So Owned, Controlled or Directed	Percent of the Class of Outstanding Voting Securities So Owned
Larry Melnick	217,758 Multiple Voting	100%
	401,500 Subordinate Voting	4.637%

Persons registered on the books of the Company at the close of business on August 20, 2004 (the "record date") and persons who are transferees of any shares acquired after such record date and who have produced properly endorsed certificates evidencing such shares or who otherwise establish ownership thereof and demand, not later than 10 days before the annual and special meeting, that their names be included in the list of shareholders, are entitled to vote at the annual and special meeting of the Company.

Conversion of Multiple Voting Shares Purchased under a Takeover Bid

If an offeror shall directly or indirectly purchase multiple voting shares pursuant to an offer (i) which is a take-over bid as defined by the securities legislation applicable to such offer or (ii) which, if such securities legislation defines the threshold for a takeover bid in terms of a certain stated portion or percentage of securities (whether or not of any particular class or type) of a company or other issuer, would have been a takeover bid as defined by such securities legislation had such securities legislation not so defined such threshold but rather had defined such threshold as being voting securities of a corporation carrying the same stated portion or percentage of the votes carried by all securities, in the aggregate, of such corporation entitling the holders thereof to vote in an election of the directors of such corporation, under circumstances that such offeror would have been required by the securities legislation applicable to such offer to make that same offer, or a follow-up offer, for subordinate voting shares had such offer been made in respect of subordinate voting shares (and not the multiple voting shares) and had such offer constituted a take-over-bid as defined by such securities legislation, then the multiple voting shares so purchased shall be deemed to have been converted, immediately prior to the

EXEMPTION NUMBER 82-4485

time that such offer was made, into an equal number of such subordinate voting shares unless either:

(i) the purchase was made pursuant to a take-over bid offer made to all holders of multiple voting shares resident in Canada, which take-over bid offer was also made to all holders of subordinate voting shares resident in Canada on terms which on all material respects treated such holders as if the shares of any such class which they held together comprised the same class of shares, or

(ii) not earlier than five business days prior to the date upon which the offer which constituted such take-over bid was made, and not later then the time that such purchase was completed, the purchaser or purchasers of such multiple voting shares made an unconditional offer to all holders of subordinate voting shares resident in Canada to purchase all subordinate voting shares held by them at a price per share at least as high, and payable in identical consideration, as the highest price per share paid pursuant to such take-over bid for any of the multiple voting shares so purchased.

OTHER MATERIAL FACTS

Directors' Loan and Related Party Transaction

During the fiscal year ended March 31, 2004, $56,437 net, including a $30,000 bonus paid to the President of the Company, was advanced by directors to the Company, increasing the net aggregate amount of advances made by directors to the Company to $127,046. Effective March 2, 2004, the Company's property and equipment were sold to the President of the Company for gross proceeds of $190,000 (net $186,511). The related party transaction was approved by the Board of Directors. $187,478 was charged to the President's loan account to satisfy the balance due on closing and a director's loan account was transferred to the President's loan account effective March 31, 2004, resulting in a loan to a director (President) of the Company at March 31, 2004 of $60,432. Such amount bears interest of nil and has no due date. Subsequent to the year end and up to June 30, 2004, $10,496 was repaid by the director to the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Securityholders may contact the President of the Company in order to request copies of the Company's audited financial statements at 7 Bishop Avenue, Suite 404, Toronto, Ontario M2M 4J4; Telephone: (416) 250-6699; Facsimile: (416) 250-7726. Financial information about the Company may be found in the Company's audited financial statements and Management's Discussion and Analysis for its most recently completed financial year.

EXEMPTION NUMBER
82-4485

DIRECTORS' APPROVAL

The contents and the sending of this Circular have been approved by the board of directors of the Company.

Except where otherwise indicated, information contained herein is given as of August 20, 2004.

(Signed)
Larry Melnick, President

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4

EXEMPTION NUMBER
82-4495

PROXY FOR USE BY HOLDERS OF SUBORDINATE VOTING SHARES AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF CHAMPION NATURAL HEALTH.COM INC. TO BE HELD ON SEPTEMBER 28, 2004 SOLICITED ON BEHALF OF MANAGEMENT

The undersigned hereby appoints Larry Melnick, President and Secretary-Treasurer, whom failing, Sophie Melnick, director, or instead of either of them, ____________________, as nominee of the undersigned, with the power of substitution, to attend, vote and act for and on behalf of the undersigned at the annual and special meeting of shareholders of the Company to be held on **September 28, 2004,** and at any adjournments thereof, and without limiting the general authority and power hereby given to such nominee, the shares represented by this proxy are specifically directed to be voted or withheld from being voted as indicated on the reverse side hereof.

This proxy will be voted or withheld from being voted in accordance with the instructions specified. **WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE MATTERS REFERRED TO ON THE REVERSE SIDE HEREOF.**

THIS PROXY CONFERS AUTHORITY FOR THE ABOVE NAMED TO VOTE IN HIS DISCRETION WITH RESPECT TO AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING ACCOMPANYING THIS PROXY AND ANY OTHER MATTER WHICH MAY PROPERLY COME BEFORE THE MEETING.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON HIS BEHALF AT THE MEETING, OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY INSERTING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED.

If this proxy is not dated, it will be deemed to be dated on the date upon which it is mailed by the Company.

DATED this day of , 2004.

____
Signature of Shareholder

EXEMPTION NUMBER
82-4485

1. (OR, IF NO SPECIFICATION IS MADE, VOTE FOR) the election of management's nominees for directors.

☐ VOTE FOR ☐ WITHHOLD VOTE

2. (OR, IF NO SPECIFICATION IS MADE, VOTE FOR) the appointment of Kraft Berger Grill Shwartz Cohen & March LLP, Chartered Accountants, as auditors of the Company and the authorization of the directors to fix the auditors' remuneration.

☐ VOTE FOR ☐ WITHHOLD VOTE

3. (OR, IF NO SPECIFICATION IS MADE, VOTE FOR) the authorization of the Company to enter into private placement agreements with arm's length subscribers or arm's length creditors during the ensuing twelve month period.

☐ VOTE FOR ☐ VOTE AGAINST

EXEMPTION NUMBER
92-4525

CHAMPION NATURAL HEALTH.COM INC.
7 Bishop Avenue
Suite 404
Toronto, Ontario
M2M 4J4

SUPPLEMENTAL MAILING LIST RETURN CARD

National Instrument 51-102 Continuous Disclosure Obligations mandates that Champion Natural Health.com Inc. (the "Corporation") send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of Corporation's annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the "Statements"), in accordance with the procedures set out in National Instruments 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer. If you wish to receive either or both of the Statements, you must complete this form and forward it to our transfer agent at the following address:

EQUITY TRANSFER SERVICES INC.
Suite 420, 120 Adelaide Street West
Toronto, Ontario
M5H 3V1

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements. (Registered holders are those with shares registered in their name: beneficial owners have their shares registered in an agent, broker, or bank's name).

****

Please put my name on your Supplemental Mailing List to receive the Statements (as indicated) of Champion Natural Health.com Inc.

☐ Annual Financial Statements and MD&A
☐ Interim Financial Statements and MD&A

Please PRINT your name and address

____
(First Name and Surname)

____
(Number and Street)

____
(Apartment) (City)

____
(Province) (Postal Code)

Signed: ______________________
(Signature of Shareholder)

EXEMPTION NUMBER
82-4485

EQUITY
TRANSFER SERVICES

Andrea Byrne
Officer, Client Services
Telephone: 416.361.0930 ext. 236
Email: abyrne@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

August 24, 2004

Dear Sir or Madam:

RE: CHAMPION NATURAL HEALTH.COM INC

We are pleased to confirm that copies of the following materials were mailed to shareholders on August 24, 2004.

1. Proxy
2. Notice of Annual and Special Meeting of Shareholders, Letter to Shareholders, Information Circular, Audited Financial Statements for the Year Ended March 31, 2004 and Unaudited Interim Financial Statements for the Three Months Ended June 30, 2004
3. Supplemental Mailing List Return Card
4. Proxy Return Envelope

Yours Truly,

EQUITY TRANSFER SERVICES INC.

Per: Andrea Byrne